Exhibit 2.1

ASSET PURCHASE AND SALE AGREEMENT

THIS ASSET PURCHASE AND SALE AGREEMENT is entered into as of this 30th day of August 2004, by and between Huttig Building Products, Inc., a Delaware corporation (“Huttig”), and McCray Lumber Company, a Missouri corporation (the “Buyer”). Capitalized terms are defined in Article 1.

RECITALS

A. The Buyer desires to purchase the Purchased Assets and assume the Assumed Liabilities from Huttig, on the following terms and conditions; and

B. Huttig desires to sell the Purchased Assets, and to assign the Assumed Liabilities to the Buyer, on the following terms and conditions.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants, representations, warranties, conditions, and agreements hereinafter expressed, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

Without limiting the effect of any other terms defined in the text of this Agreement, the following words shall have the meaning given them in this Article 1:

1.1 “Affiliate” means, with respect to any Person, any other Person which is controlling, controlled by, or under common control with, directly or indirectly through any Person, the Person referred to, and, if the Person referred to is a natural person, any member of such Person’s immediate family. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”) as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

1.2 “Agreement” means this Agreement as executed on the date hereof and as amended or supplemented in accordance with the terms hereof, including the Disclosure Schedule and all Exhibits hereto.

1.3 “Assumed Liabilities” has the meaning set forth in Section 2.3.

1.4 “Benefit Plans” means all written material employee benefit plans and programs of Huttig (in respect of the Business) or otherwise applicable to Employees as of the date hereof, including plans and programs providing for pension, retirement, profit sharing, savings, bonus, deferred or incentive compensation, hospitalization, medical, life or disability insurance, vacation and paid holiday, termination or severance pay, restricted stock, stock option or stock appreciation rights benefit plans.

1.5 “Business” means the business of the Builder Resource Division of Huttig conducted at the Facilities, as such business has been conducted by Huttig on the date hereof.

1.6 “Business Day” means any day which is not a Saturday, Sunday or a legal holiday in the State of Missouri, United States of America.

1.7 “Buyer” has the meaning set forth in the preamble.

1.8 “CIT Agreement” has the meaning set forth in Section 2.14.

1.9 “Closing” means the consummation of the transactions contemplated by this Agreement, as provided for in Section 2.6.

1.10 “Closing Date” means August 30, 2004 or such other date as shall be mutually agreed upon by the Parties.

1.11 “Closing Statement” has the meaning set forth in Section 2.7.

1.12 “Code” means the United States Internal Revenue Code of 1986, as amended.

1.13 “Contract” means any contract, lease, binding commitment, purchase order, or instrument to which Huttig (in respect of the Business) is a party or by which it is bound.

1.14 “Delayed Equipment” means all vehicles and equipment located at the Facilities that are subject to the Delayed Lease Agreements.

1.15 “Delayed Lease Agreements” has the meaning set forth in Section 2.14.

1.16 “Disclosure Schedule” means the schedule, dated the date hereof of exceptions to the representation and warranties made, and the listings of information provided, by Huttig hereunder.

1.17 “Effective Time” means the effective time of the Closing, which shall be deemed to be 12:00 a.m. Central Daylight Time on the Closing Date.

1.18 “Employees” means the individuals listed on Exhibit A, which shall be updated by Huttig and delivered to the Buyer at the Closing, who as of the date of this Agreement and, as such Exhibit may be updated, as of the Effective Time, are all of the employees of Huttig who are primarily employed in the Business.

1.19 “Encumbrances” means material mortgages, liens, charges, claims, security interests, easements or other encumbrances.

1.20 “Environmental Law” means all laws, regulations or orders relating to pollution or protection of the environment, and all permits, approvals, consents or other authorizations by or pursuant to any such laws, regulations, or orders.

1.21 “Equipment Notice” has the meaning set forth in Section 2.14.

1.22 “Escrow Agent” has the meaning set forth in Section 2.12.

1.23 “Escrowed Funds” has the meaning set forth in Section 2.12.

1.24 “Excluded Assets” has the meaning set forth in Section 2.2.

1.25 “Excluded Liabilities” has the meaning set forth in Section 2.4.

1.26 “Facilities” means the facilities of the Business at the addresses listed on Exhibit B.

1.27 “Financial Statements” means the unaudited balance sheets of the Business as of December 31, 2002 and 2003 and the related unaudited statements of operations for the periods then ended, and the unaudited statement of operations for the 7-month period ended July 31, 2004.

1.28 “GAAP” means generally accepted accounting principles and practices which are used in the United States and recognized as such by the American Institute of Certified Public Accountants acting through its Accounting Principles Board or by the Financial Accounting Standards Board or through other appropriate boards or committees thereof, as in effect as of the date of this Agreement.

1.29 “Huttig” has the meaning set forth in the preamble.

1.30 “IBM Agreement” has the meaning set forth in Section 2.14.

1.31 “Indemnifying Party” has the meaning set forth in Section 9.3.

1.32 “Indemnity Threshold” has the meaning set forth in Section 9.6.

1.33 “Injured Party” has the meaning set forth in Section 9.3.

1.34 “Knowledge” or “knowledge” means a Person’s actual knowledge (i.e., the conscious awareness of facts or other information) after due inquiry. The words “know,” “knowing” and “known” shall be construed accordingly. In the case of Huttig, “Knowledge” or “knowledge” means the knowledge of the persons listed on Exhibit C

1.35 “Law” means any statute, law, ordinance, decree, order, injunction, rule, directive, or regulation of any government or quasi-governmental authority, and includes rules and regulations of any regulatory or self-regulatory authority compliance with which is required by Law.

1.36 “Leased Personal Property” has the meaning set forth in Section 3.9.

1.37 “Leased Real Property” has the meaning set forth in Section 3.9.

1.38 “Leases” has the meaning set forth in Section 3.9.

1.39 “Loss” or “Losses” means each and all of the following items to the extent actually paid or incurred: losses, liabilities, damages, judgments, fines, costs, penalties, amounts paid in settlement and reasonable out-of-pocket costs and expenses incurred in connection therewith (including, without limitation, costs and expenses of suits and proceedings, and reasonable fees and disbursements of counsel), but net of any insurance proceeds received or receivable by the Injured Party with respect to such Losses and net of any tax benefit received or receivable by the Injured Party in respect of such Losses.

1.40 “Master Leases” has the meaning set forth in Section 2.14.

1.41 “Material Adverse Effect” means a material adverse effect on the assets, business, financial condition or results of operations of the Business taken as a whole, but shall not be deemed to include (i) any changes resulting from general economic, regulatory or political conditions, (ii) acts attributable to, omissions by or circumstances affecting the Buyer and/or its Affiliates, (iii) circumstances that affect the industries in which the Business operates generally, or (iv) any changes resulting from the announcement or pendency of the transactions provided for in this Agreement.

1.42 “Material Contract” has the meaning set forth in Section 3.12.

1.43 “Maximum Indemnity Amount” has the meaning set forth in Section 9.6.

1.44 “Notice of Claim” has the meaning set forth in Section 9.3.

1.45 “Ordinary Course” means, with respect to the Business, the ordinary course of commercial operations customarily engaged in by the Business.

1.46 “Party” means either Huttig or the Buyer, and “Parties” means both of them.

1.47 “Permitted Encumbrances” means, collectively, (a) Encumbrances that are disclosed in the Disclosure Schedule, (b) liens for Taxes, fees, levies, duties or other governmental charges of any kind which are not yet delinquent or are being contested in good faith by appropriate proceedings, and (c) liens for mechanics, materialmen, laborers, employees, suppliers or similar liens arising by operation of law for amounts which are owed, but not yet delinquent.

1.48 “Person” shall be construed broadly and shall include an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a governmental entity (or any department, agency or political subdivision thereof).

1.49 “Prepaid Expenses” means all payments made and deposits with suppliers for inventory, goods and services used in the conduct of the Business which have not been delivered to the Business.

1.50 “Proratable Items” has the meaning set forth in Section 2.8(c).

1.51 “Purchase Price” has the meaning set forth in Section 2.5.

1.52 “Purchased Assets” has the meaning set forth in Section 2.1.

1.53 “Records” has the meaning set forth in Section 6.3.

1.54 “Retention Bonus Agreements” means the phantom stock and retention bonus agreements listed in Exhibit D.

1.55 “Ryder Agreement” has the meaning set forth in Section 2.14.

1.56 “Straddle Period” means any taxable period or billing period that begins prior to and ends after the Effective Time.

1.57 “Subleases” has the meaning set forth in Section 6.8.

1.58 “Taxes” means all taxes, charges, fees, levies, or other like governmental assessments applicable to the Business that are assessed on income, capital, or property, in the countries in which it operates, including, without limitation, all material federal, possession, state, city, county and foreign (or governmental unit, agency, or political subdivision of any of the foregoing) income, profits, franchise, gross receipts, sales, use, transfer, stamp, occupation, property, capital, windfall profits, customs, duties, ad valorem, value-added and excise taxes; and all penalties, additions to tax and interest relating to any such taxes, or charges. Any one of the foregoing Taxes shall be referred to sometimes as a “Tax.”

1.59 “Third-Party Claim” has the meaning set forth in Section 9.4.

1.60 “Transferred Employees” means those Employees who accept employment with the Buyer or any of its Affiliates pursuant to Section 5.1.

1.61 “Use Period” has the meaning set forth in Section 2.14.

ARTICLE 2

PURCHASE AND SALE OF THE BUSINESS

2.1 Transfer of Assets. Upon the terms and subject to the conditions of this Agreement, at the Closing and as of the Effective Time, Huttig shall sell, assign, transfer and convey to the Buyer and the Buyer shall purchase, acquire and accept from Huttig, all of Huttig’s right, title and interest to and in all assets, properties and rights owned by Huttig as of the Effective Time that are located at the Facilities (other than the Excluded Assets) (the “Purchased Assets”), free and clear of all Encumbrances other than Permitted Encumbrances. The Purchased Assets shall include, but not be limited to:

(a) all equipment, machinery, supplies, vehicles, spare parts, tools, furniture and other tangible personal property owned by Huttig and set forth on Exhibit F;

(b) all inventory of Huttig with respect to the Business, including without limitation raw materials, works-in-progress and finished goods, whether stored at a Business location or stored at a third-party location or other location of Huttig;

(c) all Prepaid Expenses;

(d) all of Huttig’s rights pursuant to the Contracts;

(e) all customer and vendor lists to the extent relating primarily to the Business, and all files and documents to the extent relating solely to customers and vendors of the Business, and all other Records (whether in hard copy, computer format or any other storage media) to the extent relating primarily to the Business, provided, however, this information does not include any information owned by Huttig that is not related to the Business, including but not limited to customer and vendor lists or pricing information;

(f) all advertising, marketing, sales, creative and promotional materials relating primarily to the Business; and

(g) all warranties and all claims in respect of rights of set off against third parties, that relate primarily to the Purchased Assets.

2.2 Excluded Assets of the Business. Notwithstanding any provision in this Agreement to the contrary, the following assets of Huttig (the “Excluded Assets”) are not part of the sale and purchase contemplated hereunder, are excluded from the Purchased Assets and shall remain the property of Huttig after the Closing:

(a) all cash, cash equivalents, including without limitation, bank deposits, investments in “money market” funds, commercial paper funds, certificates of deposit, Treasury Bills and accrued interest thereon;

(b) all accounts receivable, promissory notes, and other amounts owed to Huttig in connection with the Business;

(c) the corporate minute books and records of Huttig;

(d) all refunds of Taxes and interest thereon received by, or credited against Tax liability of the Buyer or any Affiliate of the Buyer attributable to Taxes paid by Huttig or an Affiliate of Huttig for periods or portions thereof ending on or prior to the Effective Time;

(e) any assets utilized by Huttig in connection with businesses other than the Business, provided that such assets are not located at the Facilities or primarily used by the Business;

(f) all current and prior insurance policies; and any reimbursement for, or other benefit associated with prepaid insurance, and any rights associated with any prepaid expense for which the Buyer will not receive the benefit after the Effective Time, including without limitation any insurance proceeds with respect to events occurring prior to the Effective Time;

(g) all assets of any Benefit Plan;

(h) the “Huttig” and “Builder Resource” names and any derivations thereof;

(i) non-transferable software licenses;

(j) licenses, permits and government authorizations which by their terms are not transferable;

(k) the Contracts and leases set forth on Exhibit E attached hereto; and

(l) any rights, claims or causes of action that Huttig may have against any Person arising from or related to the ownership or use of the Purchased Assets or operation of the Business before the Effective Time.

2.3 Liabilities to be Transferred with the Business. On the Closing Date, the Buyer shall assume and discharge when and as due only the following specifically enumerated debts, liabilities and obligations of Huttig, as of the Effective Time, arising out of or pertaining to the Business or the Purchased Assets (the “Assumed Liabilities”):

(a) all liabilities to suppliers for materials and services relating to the Business ordered in the Ordinary Course prior to the Effective Time, but scheduled to be delivered or provided thereafter, and all liabilities to customers under purchase orders for products of the Business which have not yet been shipped at the Effective Time;

(b) executory obligations arising after the Effective Time under the Contracts included in the Purchased Assets, but excluding any obligations arising from or relating to any breach of a performance under such Contracts prior to the Effective Time;

(c) all liabilities related to the Transferred Employees arising after the Effective Time, including without limitation those liabilities arising after the Closing Date pursuant to the Retention Bonus Agreements listed on Exhibit D;

(d) any accrued vacation liability and accrued holiday pay liability, as of the Closing Date with respect to the Transferred Employees whether or not vested;

(e) any fines, back pay liabilities, penalties, losses, or other obligations imposed on Huttig pursuant to Worker Adjustment and Retraining Notification Act or similar state or local “plant shutdown” laws pursuant to the transactions contemplated hereby;

(f) any and all returns of goods sold by the Business prior to the Closing Date; and

(g) all other liabilities and obligations arising, and related to periods, after the Effective Time relating to the operation of the Business or ownership or use of the Purchased Assets following the Effective Time.

2.4 Excluded Liabilities of the Business. Except as specifically provided in Section 2.3, Buyer shall not assume or be liable for, and Huttig shall remain liable for and pay and discharge all liabilities and obligations of the Business and Huttig, including without limitation the following (the “Excluded Liabilities”):

(a) all trade accounts payable and other current liabilities of the Business not included in the Assumed Liabilities;

(b) any and all product and installation warranty and liability claims in respect of goods or services sold by the Business prior to the Closing Date; and

(c) all liabilities related to the Transferred Employees arising at the Effective Time as a result of the Closing pursuant to the Retention Bonus Agreements listed on Exhibit D;

(d) any and all unfunded Benefit Plan liabilities;

(e) any and all Taxes owed by Huttig arising out of the transactions contemplated by this Agreement or otherwise, except to the extent otherwise set forth of Section 2.8(a);

(f) any and all liabilities arising outside the ordinary course of the Business prior to the Effective Time;

(g) any and all tort liabilities with respect to the Business arising out of events occurring prior to the Effective Time;

(h) the Contracts and leases set forth on Exhibit E hereto and any and all Contract liabilities not specifically assumed by Buyer; and

(i) any and all pending litigation as of the Effective Time.

2.5 Consideration. The consideration that the Buyer shall pay Huttig for the Purchased Assets and other rights hereunder shall be the purchase price amount set forth on the Closing Statement (the “Purchase Price”).

2.6 Closing. The Closing shall take place at 9:00 a.m. on the Closing Date at the offices of Bryan Cave LLP, in Kansas City, Missouri, or on such other date (which shall in any event be within 5 Business Days from the satisfaction or waiver of all applicable conditions to Closing set out herein) and at such other place as the Parties may agree in writing. At Closing, Huttig shall deliver or cause to be delivered to the Buyer the documents and other items identified in Article 7, and the Buyer shall deliver to Huttig (a) by wire transfer of immediately available funds, in accordance with the wire transfer instructions set forth on Exhibit H, an amount equal to the Purchase Price less the Escrowed Funds and (b) the documents and other items identified in Article 8. At Closing, Buyer shall deliver the Escrowed Funds to the Escrow Agent.

2.7 Closing Statement and Closing Inventory.

(a) At Closing, Huttig and the Buyer shall agree upon a transaction closing statement (the “Closing Statement”) which shall include a calculation of the aggregate purchase price to be paid at Closing which shall be the sum of:

(i) the net depreciated book value of all of the equipment, machinery, supplies, vehicles, spare parts, tools, furniture and other tangible personal property of the Business included in the Purchased Assets;

(ii) plus an amount which represents the agreed upon value of certain equipment that carries no book value on the Financial Statements;

(iii) plus the cost of all inventory included in the Purchased Assets;

(iv) plus the Prepaid Expenses;

(v) plus an amount equal to the Escrowed Funds for goods and services under ongoing contracts as described in Section 2.12;

(vi) minus the value of the Assumed Liabilities described in Section 2.3(e);

(vii) minus $10,500, representing the cost of services provided by the Buyer in accordance with Section 2.11.

(b) On August 21, 2004, the Buyer and Huttig conducted a physical inventory to determine the quantity of the inventory of the Business (the “Physical Inventory”). The physical inventory was conducted pursuant to procedures reasonably satisfactory to the Buyer and Huttig and in a manner that can be accurately rolled forward to the Closing Date. The quantity and value of the inventory determined to be set forth on the Closing Statement shall be the quantity from the Physical Inventory, as rolled forward to the Closing Date under Huttig’s normal accounting system.

2.8 Proration and Sales Taxes.

(a) All sales, use, value-added, gross receipts, registration, stamp duty or other similar transfer Taxes, if any, together with all recording or filing fees, notarial fees and other similar costs of Closing, that may be imposed upon, or payable, collectible or incurred solely in connection with the transfer and sale of the Purchased Assets as contemplated by the terms of this Agreement shall be borne by the Buyer.

(b) Huttig, upon request, shall use its reasonable efforts to provide or obtain from any taxing authority any certificate or other document necessary to mitigate, reduce or eliminate any Taxes (including additions thereto or interest and penalties thereon) that otherwise would be imposed with respect to the transactions contemplated in this Agreement.

(c) For any personal property, ad valorem and any other similar local or state Taxes, any power and utilities charges and deposits, any rents, and any similar prepaid and deferred items not otherwise specifically allocated between the parties in this Agreement (collectively, the “Proratable Items”) relating solely to the Purchased Assets or the Business for a Straddle Period, Huttig shall pay to the Buyer within 15 days after the date on which any Proratable Item is paid by the Buyer an amount that relates to the portion of the period to which such Proratable Item relates ending on the Closing Date to the extent such Proratable Item is not paid by Huttig prior to Closing, and the Buyer shall pay all Proratable Items. For purposes of this Section, the portion of any Proratable Item that is allocated to Huttig shall be deemed to be the amount of such Proratable Item for the entire period to which the Proratable Item relates multiplied by a fraction, the numerator of which is the number of days in the period to which the Proratable Item relates ending on the Closing Date, and the denominator of which is the number of days in the entire period to which the Proratable Item relates. Any credits relating to a period to which a Proratable Item relates that begins before and ends after the Closing Date shall be taken into account as though the relevant period ended on the Closing Date. All determinations necessary to give effect to the allocations described in this Section shall be made in a manner consistent with the prior practice of Huttig, except for changes required by changes in Law or fact.

(d) The Buyer and Huttig agree to furnish or cause to be furnished to each other, upon request, as promptly as practical, such information (including reasonable access to books and records) and assistance as is reasonably necessary for the filing of any Tax return, the conduct of any Tax audit, and for the prosecution or defense of any claim, suit or proceeding relating to any Tax matter. The Buyer and Huttig shall cooperate with each other in the conduct of any Tax audit or other Tax proceedings. Any Tax audit or other Tax proceeding that gives rise to a Loss subject to indemnification pursuant to Article 9 shall be deemed to be a Third Party Claim subject to the procedures set forth in Section 9.4 of this Agreement.

2.9 Allocation of Purchase Price. The Purchase Price of the Business shall be allocated as set forth on Exhibit I. The Buyer and Huttig hereby agree and acknowledge that such allocation shall be made in accordance with Section 1060 of the Code and the regulations thereunder, and to report such allocation for all Tax purposes in a consistent manner and take no position contrary thereto. The allocation may not be amended or changed without the mutual written consent of the Parties.

2.10 Completion of Transfers.

(a) The entire beneficial interest in and to, and the risk of loss with respect to, the Purchased Assets and the Assumed Liabilities, shall, regardless of when legal title thereto shall be transferred to the Buyer, pass to the Buyer at Closing as of the Effective Time. All operations of the Business shall be for the account of Huttig up to the Effective Time and shall be for the account of the Buyer thereafter. In the event legal title to any of the Purchased Assets or the Assumed Liabilities is not transferred at Closing, Huttig shall hold such Purchased Assets or the Assumed Liabilities as nominee for the Buyer until completion of such transfers and shall cooperate with the Buyer in any lawful and reasonable arrangements designed to provide the benefits of ownership thereof to the Buyer.

(b) In the event that the legal interest in any of the Purchased Assets or the Assumed Liabilities to be sold, assigned, transferred or conveyed pursuant to this Agreement, or any claim, right or benefit arising thereunder or resulting therefrom cannot be sold, assigned, transferred or conveyed hereunder as of the Closing Date because any waiting or notice period has not expired or any consents or approvals required for such sale, assignment, transfer or conveyance have not been obtained or waived, then the legal interest in such Purchased Assets or the Assumed Liabilities shall not be sold, assigned, transferred or conveyed unless and until such waiting or notice period shall have expired or until approval, consent or waiver thereof is obtained. In such event, and notwithstanding any waiver by the Buyer of the closing conditions contained in Section 7.2, Huttig shall, at its expense, and the Buyer shall, at its expense, use reasonable efforts to cooperate in obtaining such consents, approvals or waivers as may be necessary to complete such transfers as soon as practicable. Notwithstanding the forgoing, to the extent a landlord or lessor, under a Material Contract, requires any reasonable administrative, processing, expediting or legal fees to be paid in connection with obtaining the consents or approvals for assignment required under this Agreement, Huttig shall pay any such fee. Except as set forth in Section 7.2, the failure of Huttig to obtain any required consents or approvals prior to Closing shall not affect the Buyer’s obligations to close under this Agreement or to pay, or cause to be paid, the Purchase Price. Nothing in this Agreement shall be construed as an attempt to assign to the Buyer any legal interest in any of the Purchased Assets or the Assumed Liabilities which, as a matter of law or by the terms of any legally binding contract, engagement or commitment to which Huttig is subject, is not assignable without the consent of any other party, unless such consent shall have been given. Notwithstanding the foregoing, if any equipment lease included in the Purchased Assets has not been assigned to the Buyer within 90 days following the Closing Date, then the Buyer shall have the option to require Huttig to exercise any purchase option of Huttig under such equipment lease and either (i) sell such equipment to the Buyer at a price equal to the amount paid by Huttig to the lessor in order to exercise Huttig’s purchase option, or (ii) continue to lease such equipment to Buyer under the same terms as those in such equipment lease.

(c) Pending the assignments, conveyances and transfers referred to in paragraph (b), Huttig shall hold any such non-assigned, non-conveyed and non-transferred Purchased Assets or Assumed Liabilities for the benefit and at the risk of the Buyer and shall cooperate with the Buyer in any lawful and reasonable arrangements designed to provide the benefits of ownership thereof to the Buyer.

2.11 Collection of Accounts Receivable. The Buyer agrees to use reasonable business efforts for a period of 90 days following the Closing Date to collect accounts receivable arising from Huttig’s operation of the Business prior to the Effective Time on behalf of Huttig. The Buyer shall pay any and all of Huttig’s accounts receivable collected by the Buyer to Huttig on a weekly basis. Huttig shall pay any and all of the Buyer’s accounts receivable collected by Huttig to the Buyer on a weekly basis. During such 90-day period, Huttig shall refrain from making any efforts to collect accounts receivable arising in connection with Huttig’s conduct of the Business prior to the Effective Time. After the expiration of such 90-day period, (i) Huttig shall be free to pursue such remedies as it may, in its sole discretion, determine to be necessary or advisable for the collection of any remaining accounts receivable arising out of Huttig’s conduct of the Business prior to the Effective Time, and (ii) the Buyer shall provide Huttig with any and all information and documentation it has obtained during the 90-day period with respect to the remaining accounts receivable.

2.12 Ongoing Contracts. At Closing, Huttig shall provide to the Buyer on Exhibit K a list of all executory customer Contracts being assigned to the Buyer with respect to which Huttig has provided goods or services prior to the Effective Time. Exhibit K shall set forth with respect to each such executory customer Contract (a) Huttig’s cost of all goods and services provided prior to the Effective Time with respect to such Contract and (b) an itemized description of all such goods and services. At Closing, the Buyer shall place in escrow an amount equal to the aggregate cost of the goods and services provided by Huttig with respect to the Contracts disclosed on Exhibit K (the “Escrowed Funds”). The Escrowed Funds shall be deposited with an escrow agent mutually acceptable to Huttig and the Buyer (the “Escrow Agent”) who shall be instructed to release the Escrowed Funds as described in this Section 2.12. The amount of Escrowed Funds deposited with respect to each Contract described on Exhibit K shall be released to Huttig upon the Buyer’s receipt of payment in full with respect to such Contract; provided, however, that if the Buyer does not receive payment in full with respect to such Contract, then the amount released with respect to such Contract will be an amount mutually agreed upon by the Buyer and Huttig. Any liability, including but not limited to refund and warranty claims, related to or arising out of the Contracts identified on Exhibit K shall be allocated to the party that sold the goods or services out of which such liability arose, and such party shall bear the cost associated with such liability.

2.13 Removal of Names. Promptly following Closing, the Buyer shall make reasonable efforts to remove all of Huttig’s trademarks, including but not limited to, the name “Builders Resource,” from the Purchased Assets and the Facilities. The Buyer shall remove all such trademarks from the Purchased Assets and the Facilities prior to December 31, 2004. Only to the extent necessary to give effect to the foregoing limited right to continue to use the trademarks of Huttig, Huttig hereby grants to the Buyer a limited license to retain such marks on the Facilities and the Purchased Assets until December 31, 2004.

2.14 Certain Equipment Leases. Exhibit G sets forth all master lease agreements to which Huttig is a party and pursuant to which Huttig leases vehicles and equipment located at the Facilities (the “Master Leases”), including the following Master Leases: (i) that certain Security Agreement dated June 18, 2003 between The CIT Group/Equipment Financing, Inc. and Huttig (the “CIT Agreement”); (ii) that certain Truck Lease Agreement dated December 7, 2001 between Ryder Truck Rental, Inc. and Huttig (the “Ryder Agreement”); and (iii) that certain Term Lease Master Agreement dated August 15, 1984 between IBM Credit Corporation and Huttig f/k/a Huttig Sash and Door Company, as amended by an Amendment to Term Lease Master Agreement dated November 13, 2000, an Addendum to Term Lease Supplement dated April 19, 2001 (Supplement No. R00962640), an Addendum to Term Lease Supplement dated May 10, 2001 (Supplement No. R00962640), an Addendum to Term Lease Supplement dated June 26, 2001 (Supplement No. D00985264), an Addendum to Term Lease Supplement dated August 24, 2001 (Supplement No. R00001527), and an Addendum to Term Lease Supplement dated February 1, 2002 (Supplement No. R00042871) (the “IBM Agreement” and, together with the CIT Agreement and the Ryder Agreement, the “Delayed Lease Agreements”). Effective as of the Effective Time, Huttig shall grant the Buyer the right to purchase the Delayed Equipment directly from the lessors under the Master Leases. To the extent the Buyer does not exercise this right, Huttig shall grant the Buyer the right to exclusive use of each item of Delayed Equipment until Huttig shall have acquired each such item and transferred title to the Buyer or partially assigned, leased or subleased such item to the Buyer. The Buyer shall reimburse Huttig for all of Huttig’s payments pursuant to the Delayed Lease Agreements with respect to the Delayed Equipment during the period beginning on the Closing Date and ending with respect to each item of Delayed Equipment upon transfer of title for, or a valid leasehold interest in, such item to the Buyer (with respect to each such item, the “Use Period”). During the Use Period, the Buyer shall bear the risk of loss of the Delayed Equipment. Huttig shall as soon as reasonably practicable following Closing use commercially reasonable efforts, at its expense, to either purchase the Delayed Equipment or, upon obtaining the appropriate consent from a lessor under the Delayed Lease Agreements, partially assign the Delayed Lease Agreement to the Buyer with respect to such Delayed Equipment or enter into a sublease with the Buyer of the Delayed Equipment under such Delayed Lease Agreement on the same terms as the Delayed Lease Agreement. Promptly after acquiring any item of Delayed Equipment, Huttig shall provide notice of such acquisition to the Buyer (an “Equipment Notice”). Each Equipment Notice shall specify the items of Delayed Equipment acquired and the purchase price paid by Huttig for each such item. Within 7 days of receiving an Equipment Notice, the Buyer shall elect by notice to Huttig either to purchase the Delayed Equipment covered by the Equipment Notice for the purchase price specified by Huttig in the Equipment Notice or to lease such Delayed Equipment from Huttig on terms and conditions substantially identical to those contained in the Delayed Lease Agreement applicable to such Delayed Equipment. Within 5 days following receipt of an election of Buyer to purchase or lease an item of Delayed Equipment, Huttig shall either sell such item of Delayed Equipment to Buyer, free and clear of all liens, or enter into an applicable lease agreement with the Buyer, all in accordance with this Section 2.14. Notwithstanding the foregoing, however, the Buyer’s aggregate purchase price for the Delayed Equipment covered by the IBM Agreement shall not exceed $7,500. Nothing in this Agreement shall be construed as an attempt to assign to the Buyer any legal interest in the Delayed Equipment which, as a matter of law or by the terms of the Delayed Lease Agreements, is not assignable without the consent of any other party, unless such consent shall have been given.

2.15 Further Assurances. From and after the Closing, the Parties shall do such acts and execute such documents and instruments as may be reasonably required to make effective the transactions contemplated hereby.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF HUTTIG

Huttig hereby makes the following representations and warranties, each of which is true and correct on the date hereof and shall survive the Closing Date and the transactions contemplated hereby to the extent set forth herein.

3.1 Existence and Power.

(a) Huttig has the corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, to transfer the Purchased Assets, to assign the Assumed Liabilities and to consummate the transactions contemplated hereby.

(b) Huttig is a corporation validly existing and in good standing under the laws of its jurisdiction of formation and each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, except where the failure to be so qualified and in good standing would not have a Material Adverse Effect.

(c) Huttig is not a party to, subject to or bound by any Contract, Encumbrance or Law which would (i) be breached or violated or its obligations thereunder accelerated or increased (whether or not with notice or lapse of time or both) by the execution or delivery by Huttig of this Agreement or the performance by Huttig of the transactions contemplated by this Agreement, or (ii) prevent the carrying out of the transactions contemplated hereby. Except as set forth on Disclosure Schedule Section 3.1(c), no permit, consent, waiver, approval or authorization of, or declaration to or filing or registration with, any governmental or regulatory authority or third party is required in connection with the execution, delivery or performance of this Agreement by Huttig or the consummation by Huttig of the transactions contemplated hereby and thereby. The transactions contemplated hereby will not result in the creation of any Encumbrance against the Purchased Assets.

(d) Huttig has the power and authority to own, lease and use its assets and to transact the business in which it is engaged, and holds all material authorizations, franchises, licenses and permits required therefore.

3.2 Valid and Enforceable Agreement; Authorization. This Agreement has been duly executed and delivered by Huttig and constitutes a legal, valid and binding obligation of Huttig,

enforceable against Huttig in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) general principles of equity. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized, approved and ratified by all necessary corporate action on the part of Huttig.

3.3 Ownership. Except for the Encumbrances set forth on Disclosure Schedule Section 3.3 and the Permitted Encumbrances, Huttig has good title to and is the sole and exclusive owner of all right, title and interest in and to all of the Purchased Assets, free and clear of all Encumbrances. Except as set forth on Disclosure Schedule Section 3.3, none of the Purchased Assets are in the possession of others or held on consignment.

3.4 Financial Statements. Attached as Disclosure Schedule Section 3.4 are the Financial Statements. The Financial Statements (a) were derived from the books and records of the Business and (b) fairly present, in all material respects, the financial condition of the Business, including but not limited to the net book value, and the results of operations of the Business at the dates and for the periods indicated and were prepared in accordance with GAAP.

3.5 Absence of Certain Developments. Except as set forth in Disclosure Schedule Section 3.5, since December 31, 2003, neither the Business nor Huttig (in respect of the Business) have:

(a) suffered a Material Adverse Effect;

(b) incurred any liability or entered into any other transaction except in the Ordinary Course and except for liabilities and transactions that have not had a Material Adverse Effect;

(c) suffered any material adverse change in its relationship with any of the suppliers, customers, distributors, lessors, licensors, licensees or other third parties which are material to the Business;

(d) increased the rate or terms of compensation or benefits payable to or to become payable by it to the Employees or increased the rate or terms of any bonus, pension or other employee benefit plan covering any of the Employees except in each case increases occurring in the Ordinary Course in accordance with its customary practice (including normal periodic performance reviews and related compensation and benefits increases);

(e) waived any claims or rights of material value other than in the Ordinary Course;

(f) sold, leased, licensed or otherwise disposed of any of its material assets, other than in the Ordinary Course;

(g) amended or terminated any Material Contract to which it is or was a party other than in the Ordinary Course; or

(h) entered into any agreement, arrangement, or transaction with any of its directors, officers or Employees that is not on an arm’s-length basis;

(i) committed pursuant to a legally binding agreement to do any of the things set forth in clauses (b) through (h) above.

3.6 Taxes. Except as set forth on Disclosure Schedule Section 3.6:

(a) All material Tax returns required to be filed with respect to the Purchased Assets or the Business have been properly filed in a timely manner (taking into account all extensions of due dates) and are true, correct and complete in all material respects.

(b) All Taxes that are shown as due on such Tax returns have been or will be timely paid.

(c) No deficiencies for any Taxes (including penalties and interest) in respect of the Purchased Assets or the Business have been asserted or assessed in writing, which remain unpaid.

(d) Huttig has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency which in either case, would materially adversely affect the Purchased Assets or the Business.

3.7 Litigation. Except as set forth on Disclosure Schedule Section 3.7, there are no material actions, suits or proceedings pending or, to Huttig’s Knowledge, threatened against Huttig (in respect of the Business). Huttig (in respect of the Business) is not subject to any adverse order, judgment, writ, injunction or decree of any court or governmental or regulatory authority or body (excluding any such matters of general applicability or applicable to entities situated similarly to Huttig rather than to them specifically) which would have a Material Adverse Effect.

3.8 Inventory. Huttig is the sole owner of the inventory included in the Purchased Assets, free and clear of all Encumbrances other than Permitted Encumbrances. The Inventory is fit for its intended use, is in compliance with all applicable Laws and is at a level, quality and age which is consistent with Seller’s past practices for normal operations.

3.9 Leased Property.

(a) Disclosure Schedule Section 3.9(a) sets forth a list of all leases (the “Leases”) with respect to real property to which Huttig (in relation to the Business) is a party as of the date hereof, other than any such property which constitutes an Excluded Asset (the “Leased Real Property”). Huttig has made available to the Buyer correct and complete copies of the Leases prior to the Closing Date. With respect to each of the Leases:

(i) Neither Huttig nor, to Huttig’s Knowledge, any other party to the Leases is in breach or default, and to Huttig’s Knowledge, no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification or acceleration thereunder; and

(ii) Huttig has not transferred any interest in the Leases.

(b) Disclosure Schedule Section 3.9(b) sets forth a list of all leases with respect to personal property material to the conduct of the Business to which Huttig (in relation to the Business) is a party as of the date hereof (the “Leased Personal Property”). Neither Huttig nor, to Huttig’s Knowledge, any other party to any lease or sublease entered into in connection with the Leased Personal Property is in breach or default, and to Huttig’s Knowledge, no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification or acceleration thereunder.

(c) Each of the leases set forth on Disclosure Schedule Section 3.9(a) and Disclosure Schedule Section 3.9(b) is legal, valid and binding on Huttig and, to Huttig’s Knowledge, the other party thereto, except where the failure to be legal, valid and binding does not have a Material Adverse Effect.

(d) Except as set forth in Disclosure Schedule Section 3.9(d), there are no leases, tenancy agreements, easements, written covenants, or written restrictions to which Huttig is a party as of the date hereof which create or confer on any Person other than Huttig a material right to use, occupy or possess all or any of the Leased Real Property or any portion thereof or interest therein.

3.10 Condition of Real and Personal Property.

(a) Except as listed in Disclosure Schedule Section 3.10, all of the buildings, offices and other structures located on the Leased Real Property which are material to the conduct of the Business, have been maintained in reasonable condition in the Ordinary Course in a manner consistent with past maintenance practices of the Business.

(b) Except as set forth in Disclosure Schedule Section 3.10, all tangible personal property which is material to the conduct of the Business has been maintained in reasonable operating condition and repair, in the Ordinary Course in a manner consistent with past maintenance practices of the Business.

3.11 Property; Title. On the Closing Date, the Purchased Assets, including without limitation Huttig’s rights in the Leased Real Property and the Leased Personal Property, will constitute all material property, real and personal, tangible and intangible, used by Huttig to transact the Business as presently conducted in the Ordinary Course, except (i) the Excluded Assets, and (ii) where the absence thereof does not have a Material Adverse Effect. Huttig (in respect of the Business) is the sole owner of all right, title and interest in and to all of the Purchased Assets free and clear of all Encumbrances other than Permitted Encumbrances.

3.12 Contracts.

(a) Disclosure Schedule Section 3.12(a) sets forth a list of all Contracts to which Huttig (in respect of the Business) is a party as of the date hereof other than Contracts, or groups of similar related Contracts, that are not material to the conduct of the Business (the “Material Contracts”). Huttig has provided to the Buyer a copy of each written Material Contract. Disclosure Schedule 3.12(a) describes the terms of each oral Material Contract.

(b) Except as set forth on Disclosure Schedule Section 3.12(b), each Material Contract is legal, valid, and binding on Huttig, enforceable and in full force and effect, and each Material Contract will continue to be legal, valid, binding on the other parties thereto, enforceable and in full force and effect on identical terms following the consummation of the transactions contemplated by this Agreement and following delivery of any consents or approval contemplated hereby.

(c) Neither Huttig nor to Huttig’s Knowledge any other party thereto is in default under any of the Material Contracts, other than such defaults, if any, which would not, individually or in the aggregate, have a Material Adverse Effect.

(d) Huttig has not received any written notice of any intention to terminate, repudiate or disclaim any such Material Contract.

3.13 Licenses and Permits. Huttig (in respect of the Business) has all governmental permits, licenses and authorizations necessary for the conduct of the Business as presently conducted in the Ordinary Course, except where the absence thereof does not have a Material Adverse Effect, and all such permits, licenses and authorizations are valid and in full force and effect in all material respects. Except as set forth on Disclosure Schedule Section 3.13, Huttig (in respect of the Business) is in compliance in all material respects with such permits, licenses and authorizations. No such permit, license or authorization has been, or to Huttig’s Knowledge is threatened to be, revoked, canceled, suspended or materially adversely modified.

3.14 Compliance with Laws. Except as set forth in Disclosure Schedule Section 3.14, Huttig (in respect of the Business) is in compliance with all applicable laws, rules and regulations currently in effect, except where non-compliance does not have a Material Adverse Effect.

3.15 Environmental Matters. Except as set forth on Disclosure Schedule Section 3.15:

(a) Huttig (in respect of the Business), the Business and the Purchased Assets are in compliance in all significant respects with all Environmental Laws. There is no civil, criminal or administrative action, suit, investigation or proceeding pending or, to Huttig’s Knowledge, threatened against Huttig (in respect of the Business) relating to or arising from any Environmental Laws.

(b) Huttig (in respect of the Business) has not received any written notice, report or other information regarding any actual or alleged violation of, or liability under, Environmental Laws relating to it or its past or current operations or Facilities except such notices, reports or other information that have been complied with and resolved. Huttig (in respect of the Business) has not treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released any substance, including without limitation any hazardous materials, or owned or operated the Business or Leased Real Property in a manner that has given or will give rise to any significant liability under any Environmental Law. The off-site treatment, storage or disposal (or arrangement for off-site disposal) of hazardous materials, substances or wastes by Huttig (in relation to the Business), including without limitation any such materials, substances or wastes produced or generated in connection with operations upon any Leased Real Property, has not given and will not give rise to any significant liability under any Environmental Law.

3.16 Labor Matters.

(a) There is no controversy existing, pending or, to Huttig’s Knowledge, threatened with any association or union or collective bargaining representative of the Employees of the Business which is reasonably expected to have a Material Adverse Effect.

(b) Except as set forth on Disclosure Schedule Section 3.16(b), there is no charge or complaint relating to unfair labor practices pending against Huttig arising out of its activities in relation to the Business, nor is there any labor strike, work stoppage, material grievance or other labor dispute pending or, to Huttig’s Knowledge, threatened against Huttig in relation to the Business, which is reasonably expected to have a Material Adverse Effect.

(c) There are no material collective bargaining, works council and similar agreements between Huttig (in respect of the Business) or any employers’ or trade association of which Huttig (in respect of the Business) is a member and any trade union, staff association or other body representing employees of Huttig (in respect of the Business).

(d) Except as set forth on Disclosure Schedule 3.16(d), (i) Huttig (in respect of the Business) is not delinquent in payments to any of its Employees for any wages, overtime, or other compensation for any services performed by them or amounts required to be reimbursed to such employees, (ii) upon termination of the employment of any the Employees, Buyer will not by reason of any action taken or not taken prior to the Closing be liable to any of such employees for severance pay or any other payments except as required by Law, collective bargaining agreement or any other Material Contract or Benefit Plan, (iii) upon the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby on the basis and terms provided for herein and therein, Buyer will not be liable to any of the Employees for severance pay or any other payments except as required by Law, collective bargaining agreement or any other Material Contract or Benefit Plan and (iv) to Huttig’s Knowledge no Key Employee intends to terminate his or her employment with Huttig.

(e) Disclosure Schedule 3.16(e) contains a complete list of the Employees and sets forth with respect to each such Employee the date of the Employee’s hire; the salary and wages, bonus, compensation, and commissions paid or scheduled to be paid to such Employee in 2004 with respect to services provided prior to the Effective Time; and the number of accrued vacation and sick leave days possessed by such Employee on the date of this Agreement.

3.17 Product Liability Claims. Except as set forth on Disclosure Schedule Section 3.17, Huttig (in respect of the Business) has not received notice of any unresolved claim of personal injury, death, or property or economic damages, or any unresolved claim for injunctive relief in connection with any product manufactured or sold by the Business.

3.18 Brokers, Finders. No finder, broker, agent or other intermediary acting on behalf of Huttig is entitled to a commission, fee or other compensation in connection with the negotiation or consummation of this Agreement or any of the transactions contemplated hereby.

3.19 No Other Representations or Warranties. Except for the representations and warranties contained in this Article 3, neither Huttig, nor any other Person, makes any other express or implied representation or warranty on behalf of Huttig or any Affiliate of Huttig with respect to the Business, the Purchased Assets, the Assumed Liabilities or otherwise with respect to the subject matter of this Agreement. None of the representations and warranties of Huttig in this Agreement or the Disclosure Schedules contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained therein not misleading.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer hereby makes the following representations and warranties to Huttig, each of which is true and correct on the date hereof and shall survive the Closing Date and the transactions contemplated hereby to the extent set forth herein.

4.1 Existence and Power.

(a) The Buyer has the corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby.

(b) The Buyer is a corporation validly existing and in good standing under the laws of Missouri and is duly qualified and in good standing in all foreign jurisdictions in which the nature of its business so requires, except where the failure to be so qualified and in good standing would not have a material adverse effect on the Buyer.

(c) The Buyer is not a party to, subject to or bound by any contract, Encumbrance or Law which would (i) be breached or violated or its obligations thereunder accelerated or increased (whether or not with notice or lapse of time or both) by the execution or delivery by the Buyer of this Agreement or the performance by the Buyer of the transactions contemplated hereby, or (ii) prevent the carrying out of the transactions contemplated by this Agreement. Except as provided for herein, no permit, consent, waiver, approval or authorization of, or declaration to or filing or registration with, any governmental or regulatory authority or third party is required in connection with the execution, delivery or performance of this Agreement by the Buyer or the consummation by the Buyer of the transactions contemplated by this Agreement, except for any such permits, consents, waivers, approvals, authorizations, declarations, filings or registrations the failure of which to obtain would not have a material adverse effect on Huttig or its Affiliates or upon the consummation of the transactions contemplated by this Agreement.

4.2 Valid and Enforceable Agreement; Authorization. This Agreement has been duly executed and delivered by the Buyer and constitutes a legal, valid and binding obligation of the Buyer, enforceable against it in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally and (ii) general principles of equity. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized, approved and ratified by all necessary action on the part of the Buyer.

4.3 Brokers, Finders. No finder, broker, agent or other intermediary acting on behalf of the Buyer is entitled to a commission, fee or other compensation in connection with the negotiation or consummation of this Agreement or any of the transactions contemplated hereby.

4.4 Litigation. There are no actions, suits, proceedings, orders or investigations pending or, to the Buyer’s Knowledge, threatened against the Buyer or any of the Buyer’s Affiliates, at law or in equity, which if adversely determined would have a material adverse effect on the Buyer’s performance under this Agreement or the consummation of the transactions contemplated hereby. There are no injunctions, decrees or unsatisfied judgments outstanding against or related to the Buyer which could interfere with the Buyer’s ability to consummate the transactions contemplated by this Agreement.

4.5 No Knowledge of Breach of Huttig Representations. None of Chandler McCray, Jerry Tanner or Roger Sandquist is aware of any facts, events or occurrences which would cause Huttig to be in breach of any of its representations or warranties contained in this Agreement or any other agreements contemplated hereby.

4.6 No Other Representations or Warranties. Except for the representations and warranties contained in this Article 4, neither the Buyer, nor any other Person, makes any other express or implied representation or warranty on behalf of the Buyer. In entering into this Agreement, the Buyer acknowledges that it has not relied on, and is not relying on, any projections, predictions, forecasts or similar forward-looking statements by Huttig or any Person acting on their behalf. None of the representations and warranties of the Buyer in this Agreement or the Disclosure Schedules contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained therein not misleading.

ARTICLE 5

EMPLOYEES

5.1 Offer of Employment. Buyer will offer or will cause one of its Affiliates to offer employment, effective at the Effective Time, to each of the Employees on terms and conditions comparable to the terms and conditions on which such Employee is employed by Huttig immediately prior to the Effective Time, provided that during continued employment with the Buyer each such Employee has successfully passed a drug screening test to the reasonable satisfaction of the Buyer (the “Transferred Employees”). Notwithstanding anything in this Agreement or otherwise to the contrary, the Buyer shall have no obligation to employ any Transferred Employee other than on an “at will” basis. Prior to the Closing Date, Huttig shall provide reasonable access to the Transferred Employees, and, to the extent permitted by applicable law, such information regarding the Transferred Employees as is contained in personnel records.

5.2 Certain Benefits.

(a) To the extent that length of service is relevant in determining the number of vacation days awarded each year under the Buyer’s vacation day plan, all Transferred Employees shall receive credit for periods of service with Huttig or its Affiliates for purposes of determining length of service under such plan. All Transferred Employees shall receive credit for their unused and accrued vacation days incurred and outstanding with Huttig prior to the Closing Date. The Buyer will allow the Transferred Employees to take their accrued vacation days at any time following the Closing Date in accordance with the policies of the Buyer.

(b) For purposes of each welfare benefit plan of the Buyer providing medical, dental, pharmaceutical and/or vision benefits (if any) to any Transferred Employee who, as of the Closing Date, is participating in the corresponding welfare Benefit Plan of Huttig, the Buyer shall cause all waiting periods under such welfare benefit plan of the Buyer to be waived for such Transferred Employees and his or her covered spouse and/or dependents, to the extent such waiver is allowed under such welfare benefit plan of the Buyer.

(c) Transferred Employees shall be eligible to participate in other benefit plans and programs of the Buyer on the terms of such plans and subject to such plans’ eligibility requirements.

5.3 Cooperation. The Buyer and Huttig shall, to the extent possible, (i) treat the Buyer or an Affiliate of the Buyer as a “successor employer” and Huttig as a “predecessor,” within the meaning of Sections 3121(a)(1) and 3306(b)(1) of the Code, with respect to Transferred Employees for purposes of taxes imposed under the United States Federal Unemployment Tax Act or the United States Federal Insurance Contributions Act, and (ii) cooperate with each other to avoid the filing of more than one IRS Form W-2 with respect to each such Transferred Employee for the calendar year in which the Closing Date occurs.

5.4 Liabilities. Huttig shall retain, and the Buyer shall have no responsibility for, any and all liabilities that have arisen or may arise with respect to (a) any Employee or former Employee who is not a Transferred Employee, and (b) any Transferred Employee to the extent attributable to events or circumstances occurring or existing on or prior to the Closing Date.

ARTICLE 6

ADDITIONAL COVENANTS OF THE PARTIES

6.1 Access Pending Closing. Between the date of this Agreement and the Closing Date, Huttig will, upon reasonable prior notice afford Buyer and its representatives reasonable access to Huttig’s senior personnel, properties, contracts, books and records, and other documents and data in respect of the Business during regular business hours.

6.2 Conduct of Business Until Closing. Between the date of this Agreement and the Closing Date, Seller will:

(a) not suffer a Material Adverse Effect;

(b) not incur any liability or enter into any other transaction except in the Ordinary Course and except for liabilities and transactions that will not have a Material Adverse Effect;

(c) not suffer any material adverse change in its relationship with any of the suppliers, customers, distributors, lessors, licensors, licensees or other third parties which are material to the Business;

(d) not increase the rate or terms of compensation or benefits payable to or to become payable by it to the Employees or increase the rate or terms of any bonus, pension or other employee benefit plan covering any of the Employees except in each case increases occurring in the Ordinary Course in accordance with its customary practice (including normal periodic performance reviews and related compensation and benefits increases);

(e) not waive any claims or rights of material value other than in the Ordinary Course;

(f) not sell, lease, license, or otherwise dispose of any of its material assets, other than in the Ordinary Course;

(g) not amend or terminate any Material Contract to which it is a party other than in the Ordinary Course; or

(h) not enter into any agreement, arrangement, or transaction with any of its directors, officers or Employees other than on an arms-length basis;

(i) conduct the Business only in the Ordinary Course of Business; and

(j) use its best efforts to keep available the services of the Employees, and maintain its existing relations and goodwill with suppliers and customers.

6.3 Books and Records. From and after the Closing, the Buyer shall provide Huttig and its Affiliates and their representatives with reasonable access, for any reasonable purpose, including but not limited to (a) preparing Tax returns, and (b) defending any claim in respect of which a Notice of Claim has been served on Huttig, during normal business hours, to all books and records of the Business, including, but not limited to, accounting and Tax records, sales and purchase documents, notes, memoranda, and any other electronic or written data (“Records”) pertaining or relating to the period prior to the Effective Time. To the extent deemed necessary by Huttig and its Affiliates with respect to their other business operations, Huttig and its Affiliates may retain copies of such Records prior to providing the originals to the Buyer, or, as soon as practicable after Closing, the Buyer shall provide to Huttig and its Affiliates copies of all or any portion of such Records as requested by Huttig and its Affiliates. Unless otherwise consented to in writing by Huttig, the Buyer shall not, for a period of 10 years following the date hereof or such longer period as retention thereof is required by applicable Law, destroy, alter or otherwise dispose of (or allow the destruction, alteration or disposal of) any of the Records without first offering to surrender to Huttig such Records.

6.4 Confidentiality.

(a) In addition to the terms, provisions and covenants of the Confidentiality Agreement dated June 28, 2004, between the Buyer and Huttig, which shall remain in full force and effect until Closing, the Buyer acknowledges that, in the course of its investigations of the Business, the Buyer and its representatives have and will become aware of confidential information and documents of the Business, and that its use of such confidential information and documents, or communication of such information to third parties, could be detrimental to the Business. The Buyer covenants that prior to Closing all information and documents concerning the Business reviewed by the Buyer or its representatives in connection with this Agreement or the transactions contemplated hereby and, following either Closing or termination of this Agreement, all such information and documents to the extent related to any of the Excluded Assets or the Excluded Liabilities and any confidential information known to the Buyer (including through any Transferred Employee) with respect to other businesses operated by Huttig or any of its Affiliates, shall be maintained in confidence and shall not be disclosed or used by the Buyer or its representatives without Huttig’s prior written consent, unless the Buyer can demonstrate that such information is (i) otherwise publicly available, (ii) required to be disclosed pursuant to judicial order, regulation or law, or (iii) required to be disclosed by the rules of a securities exchange on which the Buyer may from time to time be listed. In the event that the Buyer or any of its representatives becomes legally compelled to disclose any such information or documents as referred to in this paragraph, the Buyer shall, to the extent reasonably practicable, provide Huttig with prompt written notice before such disclosure, sufficient to enable Huttig either to seek a protective order, at its expense, or other appropriate remedy preventing or prohibiting such disclosure or to waive compliance with the provisions of this Section 6.4 or both. With respect to information and documents related to the Business, at Huttig’s request, in the event that the Closing shall not occur, and, with respect to information and documents related to the Excluded Assets, the Excluded Liabilities or other businesses operated by Huttig or any of its Affiliates, as soon as practicable following Closing, (i) the Buyer shall, and shall cause its representatives to, promptly destroy all information and documents concerning the Business, the Excluded Assets, the Excluded Liabilities or other businesses operated by Huttig or any of its Affiliates, as the case may be (including any copies thereof or extracts therefrom); (ii) an officer of the Buyer shall certify to Huttig such destruction; and (iii) the Buyer shall and shall cause its representatives to keep confidential and not use any such information or documents unless required to disclose such information or documents pursuant to judicial order, regulation or law.

(b) Following the Closing, Huttig and its representatives shall maintain in confidence any information it or they may have in relation to the Business, other than with respect to the Excluded Assets and the Excluded Liabilities, and such information shall not be disclosed or used by Huttig without the Buyer’s prior written consent, unless such information is (i) otherwise publicly available, (ii) required to be disclosed pursuant to judicial order, regulation or Law or (iii) required to be disclosed by the rules of the New York Stock Exchange or any other applicable exchange or quotation system. In the event that Huttig becomes legally compelled to disclose any such information or documents as referred to in this paragraph, Huttig shall, to the extent reasonably practicable, provide the Buyer with prompt written notice before such disclosure, sufficient to enable the Buyer either to seek a protective order, at its expense, or other appropriate remedy preventing or prohibiting such disclosure or to waive compliance with the provisions of this Section 6.4 or both.

6.5 Public Announcements. Except with the prior written consent of the other Party, or as otherwise expressly permitted by this Agreement, or as may otherwise be reasonably determined by either Party as being required under Law or by stock exchange regulation, neither Party nor any of their representatives will disclose to any Person any information about the terms, negotiation, execution and delivery of this Agreement or the transactions contemplated hereunder. In connection with the foregoing, the Parties agree to work together in good faith to reach a mutual agreement as to the content and form of any public announcement, press release or similar publicity.

6.6 Filings; Cooperation.

(a) Prior to the Closing, the Parties shall proceed expeditiously and in good faith to make such filings and take such other actions as may be reasonably necessary to satisfy the conditions to Closing set forth in Sections 7.2 and 8.2.

(b) On or after the Closing Date, the Parties shall, on request, cooperate with one another by furnishing any additional information, executing and delivering any additional documents and instruments, including contract assignments, and doing any and all such other things as may be reasonably required by the Parties or their counsel to consummate or otherwise implement the transactions contemplated by this Agreement. In connection with the liabilities assumed by the Buyer pursuant to this Agreement, and the liabilities retained by Huttig pursuant to this Agreement, each of the Parties hereto shall, and shall cause their Affiliates and employees to, aid, cooperate with and assist the other Party in their defense of such assumed or retained liabilities, by, among other things, providing such other Party with full access to pertinent records at such times as such other party or parties may reasonably request.

6.7 Limited License of Software. Upon Closing, Huttig shall grant to Buyer a limited license to use certain operating software of Huttig currently used by the Business for a period of 6 months following the Closing Date in accordance with the terms of use and at such costs as set forth in Exhibit J. Subject to the restrictions contained in any license agreement with respect to the software packages used by the Business, Huttig shall permit Buyer to use such software packages, and will use commercially reasonable efforts to provide Buyer with any updates to such software packages, for so long as Buyer continues the active use of such software packages during the 6 months following Closing; provided, however that Buyer may discontinue its active use of such software packages in its sole discretion at any time. The Parties acknowledge that Huttig is not making any representation or warranty regarding such software or upgrades and Huttig will not provide any “help line” support, installation or manuals other than as set forth in Exhibit J.

6.8 Sublease of Liberty, Lee’s Summit Facilities. The Parties agree that Buyer shall sublease from Huttig, for a period of six months commencing on the Closing Date, the Facilities located at Merriam, Kansas, Topeka, Kansas, Liberty, Missouri and Lee’s Summit, Missouri, pursuant to Sublease Agreements in substantially the form attached hereto as Exhibit M (collectively, the “Subleases”), and subject to all of the terms, restrictions and covenants of the respective Lease.

ARTICLE 7

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE BUYER

The obligation of the Buyer to proceed with the Closing shall be subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions precedent, any of which may be waived by the Buyer and the consummation of the Closing by the Buyer shall be deemed to be a complete waiver of all of the following conditions:

7.1 Accuracy of Representations and Warranties and Performance of Obligations. All representations and warranties made by Huttig in this Agreement shall be true and correct in all respects on and as of the Closing Date with the same effect as if such representations and warranties had been made on and as of the Closing Date, except to the extent that any such representation or warranty by its terms relates to an earlier date and Huttig shall have performed or complied in all respects with all covenants, agreements and conditions contained in this Agreement on its part required to be performed or complied with at or prior to the Closing. Huttig shall deliver to the Buyer at the Closing a certificate of an officer of Huttig certifying that the conditions stated in this Section 7.1 have been fulfilled.

7.2 Consents and Approvals. All material filings with government authorities or any other third parties shall have been made and any necessary authorizations, consents or approvals required from such authorities and third parties shall have been obtained and shall be in full force and effect, except for the authorizations, consents, and approvals described on Exhibit L, which shall be obtained as soon as reasonably practicable following Closing.

7.3 No Contrary Judgment. On the Closing Date there shall exist no valid judicial order which prohibits the consummation of the transactions contemplated by this Agreement.

7.4 Deliveries. Huttig or its Affiliates, as applicable, shall have made or tendered, or caused to be made or tendered, delivery to the Buyer of the following documents:

(a) bills of sale or other applicable documents of transfer necessary to effect the sale of the Purchased Assets, duly executed by Huttig;

(b) an assignment and assumption agreement or other applicable documents of transfer necessary to effect the transfer of the Purchased Assets that are intangible personal property, including the Contracts, and the Assumed Liabilities, duly executed by Huttig;

(c) consent of the landlord of each of the Facilities located at Lee’s Summit and Liberty, Missouri to the sublease by the Buyer as subtenant of such Facilities;

(d) the Subleases, duly executed by Huttig;

(e) the certificate required by an officer of Huttig pursuant to Section 7.1; and

(f) such other customary documents, instruments or certificates as shall be reasonably requested by the Buyer and as shall be consistent with the terms of this Agreement.

ARTICLE 8

CONDITIONS PRECEDENT TO OBLIGATIONS OF HUTTIG

The obligation of Huttig to proceed with the Closing shall be subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions precedent, any of which may be waived by Huttig and the consummation of the Closing by Huttig shall be deemed to be a complete waiver of all of the following conditions:

8.1 Accuracy of Representations and Warranties and Performance of Obligations. All representations and warranties made by the Buyer in this Agreement shall be true and correct in all respects on and as of the Closing Date with the same effect as if such representations and warranties had been made on and as of the Closing Date, except to the extent that any such representation or warranty by its terms relates to an earlier date, and the Buyer shall have performed or complied in all respects with all covenants, agreements and conditions contained in this Agreement on its part required to be performed or complied with at or prior to the Closing. The Buyer shall deliver to Huttig at the Closing a certificate of an officer of the Buyer certifying that the conditions stated in this Section 8.1 have been fulfilled.

8.2 Consents and Approvals. All material filings with government authorities or any other third parties shall have been made and any necessary authorizations, consents or approvals required from such authorities shall have been obtained and shall be in full force and effect.

8.3 No Contrary Judgment. On the Closing Date there shall exist no valid judicial order which prohibits the consummation of the transactions contemplated by this Agreement.

8.4 Deliveries. The Buyer shall have made or tendered, or caused to be made or tendered, delivery to Huttig of the Purchase Price in accordance with Section 2.6 and the following documents:

(a) a counterpart signature page to any assignment and assumption agreement or other applicable document of transfer to effect the transfer of the Purchased Assets that are intangible personal property, including the Contracts, and the Assumed Liabilities, duly executed by the Buyer;

(b) a counterpart signature page to any assignment and assumption agreement or other applicable document of transfer to effect the transfer of the Leases, duly executed by the Buyer;

(c) a counterpart signature page to each of the Subleases, duly executed by the Buyer;

(d) the certificate required by an officer of the Buyer pursuant to Section 8.1; and

(e) such other customary documents, instruments or certificates as shall be reasonably requested by Huttig and as shall be consistent with the terms of this Agreement.

ARTICLE 9

INDEMNIFICATION

9.1 Indemnification by Huttig. Subject to the limitations set forth in this Article 9, Huttig shall indemnify and hold harmless the Buyer against and in respect of any and all Losses arising from:

(a) any breach or violation of the covenants made in this Agreement by Huttig;

(b) any breach of any of the representations and warranties made in Article 3 by Huttig;

(c) the ownership, use or possession by Huttig of the Excluded Assets;

(d) the Excluded Liabilities; or

(e) any failure of the parties to comply with the provisions of the Bulk Sales Law of the State of Missouri.

9.2 Indemnification by the Buyer. Subject to the limitations set forth in this Article 9, the Buyer shall indemnify and hold harmless Huttig against and in respect of any and all Losses arising from:

(a) any breach or violation of the covenants made in this Agreement by the Buyer or any of its Affiliates;

(b) any breach of any of the representations or warranties made in Article 4 by the Buyer;

(c) the ownership, use or possession by the Buyer of the Purchased Assets, or the conduct or operation of the Business, occurring at or after the Effective Time;

(d) the Assumed Liabilities; or

(e) any claim made by an Employee as a result of Buyer’s failure to fulfill its covenants under Article 5.

9.3 Notice and Payment of Losses. Upon obtaining knowledge of any Loss, the Party entitled to indemnification (the “Injured Party”) shall promptly notify the Party liable for such indemnification (the “Indemnifying Party”) in writing of such Loss which the Injured Party has determined has given or could give rise to a claim under Sections 9.1 or 9.2 (such written notice being hereinafter referred to as a “Notice of Claim”); provided, however, that failure of an Injured Party timely to give a Notice of Claim to the Indemnifying Party shall not release the Indemnifying Party from its indemnity obligations set forth in this Article 9 except to the extent that such failure adversely affects the ability of the Indemnifying Party to defend such claim or increases the amount of indemnification which the Indemnifying Party is obligated to pay hereunder, in which event the amount of indemnification which the Injured Party shall be entitled to receive shall be reduced to an amount which the Injured Party would have been entitled to receive had such Notice of Claim been timely given. The Injured Party shall use reasonable efforts to mitigate any continuing Losses (including without limitation by using its reasonable efforts to obtain any applicable insurance proceeds and/or indemnity payments) and to obtain or use any Tax savings, benefit, relief, deduction or credit available to the Injured Party. If the Injured Party settles or compromises any third-party claims, or initiates action which is for the purpose in whole or in part of causing a claim to be asserted, prior to giving a Notice of Claim to the Indemnifying Party, the Indemnifying Party shall be released from its indemnity obligation. A Notice of Claim shall specify in reasonable detail, to the extent known by the Injured Party, the nature and, to the extent reasonably calculable, estimated amount of any such claim giving rise to a right of indemnification. The Indemnifying Party shall satisfy its obligations under Sections 9.1 or 9.2 as the case may be, within 60 days of its receipt of a Notice of Claim; provided, however, that for so long as the Indemnifying Party is disputing its liability or defending a third-party claim in good faith pursuant to Section 9.4, its obligations to indemnify the Injured Party with respect thereto shall be suspended until a final unappealable judgment of a court of competent jurisdiction is given in relation to such claim. The Indemnifying Party shall have 30 Business Days (or such shorter period of time that the Injured Party may be required to respond to any suit or governmental action) after receipt of a Notice of Claim to notify the Injured Party (a) whether or not it disputes its liability to the Injured Party with respect to such Notice of Claim and (b) whether it elects to defend a third-party claim pursuant to Section 9.4.

9.4 Defense of Third-Party Claims. With respect to any action or any claim set forth in a Notice of Claim relating to a third-party claim (a “Third-Party Claim”), the Indemnifying Party shall have the right, but not the obligation, to assume the defense of any Third-Party Claim in good faith and at its own expense and the Injured Party may participate (but not control) at its expense in the defense of such Third-Party Claim. So long as the Indemnifying Party is defending any such Third-Party Claim in accordance with this Section 9.4, the Injured Party shall not settle or compromise such Third-Party Claim without the consent of the Indemnifying Party. If such claim is settled by the Injured Party without the Indemnifying Party’s consent, the Injured Party shall be deemed to have waived all rights hereunder for indemnification, or other remedies with respect to such claim. The Indemnifying Party may settle or compromise such Third-Party Claim without the consent of the Injured Party, unless there has not been a complete release of the Injured Party, in which case the Indemnifying Party may not settle or compromise such Third-Party Claim without the consent of the Injured Party, which consent shall not be unreasonably withheld. The Injured Party shall make available to the Indemnifying Party or its representatives all records and other materials reasonably required for use in contesting any Third-Party Claim. The Injured Party shall cooperate fully with the Indemnifying Party in the defense of all such claims. If the Indemnifying Party elects not to defend any such Third-Party Claims, the Injured Party shall have no obligation to do so, but may settle or compromise any such Third-Party Claim at the risk and expense of the Indemnifying Party. The Indemnifying Party will not, however, be responsible for any Losses if and to the extent that they arise from action taken or omitted to be taken by the Injured Party in bad faith, fraudulently, negligently or as a result of a breach of this Agreement by the Injured Party.

9.5 Survival of Representations and Warranties. All of the representations and warranties made by any Party in Articles 3 and 4 shall survive for a period of twelve (12) months following the Closing Date and thereafter to the extent a Notice of Claim is made prior to such expiration with respect to any breach of such representation or warranty occurring prior to such expiration and set out in such Notice of Claim; provided, however, that (i) the representations and warranties contained in Sections 3.1, 3.2, 3.3, 4.1 and 4.2 shall survive the Closing Date without any time limit and (ii) the representations and warranties contained in Section 3.15 shall survive the Closing Date for a period of two (2) years following the Closing Date. No Injured Party shall be entitled to indemnification for breach of any representation and warranty set forth in Articles 3 and 4 unless a Notice of Claim of such breach has been given to the Indemnifying Party within the period of survival of such representation and warranty as set forth herein.

9.6 Limitation on Indemnification.

(a) The provisions for indemnity under Sections 9.1(b) and 9.2(b), as the case may be, shall be effective only when the aggregate amount of all Losses for which indemnification is sought from either Huttig or the Buyer, respectively, under such sections, exceeds One Hundred Thousand U.S. Dollars (US$100,000) (the “Indemnity Threshold”), in which case the Injured Party shall be entitled to indemnification of the Injured Party’s Losses to the full extent thereof; provided, however that any Losses for which indemnification is sought pursuant to Sections 9.1(b) or 9.2(b), as applicable, which, individually or (if such Losses are substantially related to one another) in the aggregate are less than Three Thousand U.S. Dollars (US$3,000) shall not be included in calculating the Indemnity Threshold.

(b) The indemnification obligations of each of Huttig and the Buyer pursuant to Sections 9.1(a), 9.1(b)9.2(a) and 9.2(b), as the case may be, shall be limited to Losses which, in the aggregate, do not exceed 50% of the Purchase Price (the “Maximum Indemnity Amount”) and in no event shall either Party be liable for indemnification of Losses under such sections in excess of the Maximum Indemnity Amount. Notwithstanding the foregoing, Losses based upon a breach of representation or warranty made pursuant to Sections 3.1, 3.2, 3.3, 4.1 and 4.2 shall not be limited to the Maximum Indemnity Amount but such amounts recovered by the Injured Party with respect to a breach under Sections 3.1, 3.2, 3.3, 4.1 and 4.2 shall be applied toward the Maximum Indemnity Amount.

(c) Notwithstanding anything in this Agreement to the contrary, no action, event, occurrence, liability, obligation, contract or other matter shall constitute a breach of any covenant, representation or warranty of Huttig that entitles the Buyer to indemnification hereunder:

(i) if the action, event or occurrence giving rise to liability or the liability, obligation, contract or other matter is set out in the Disclosure Schedules;

(ii) to the extent that the action, event or, occurrence giving rise to liability or the liability, obligation, contract or other matter was provided for, or specifically referred to, in the Closing Statement; or

(iii) if the action, event or occurrence giving rise to liability or liability, obligation, contract or other matter was actually known to any of Chandler McCray, Jerry Tanner or Roger Sandquist as of the Closing Date.

9.7 Characterization of Indemnity Payments. Any indemnification payments made pursuant to this Agreement shall be considered, to the extent permissible under Law, as adjustments to the Purchase Price for all Tax purposes.

9.8 Exclusive Remedy. In the absence of fraud, the indemnification provisions set forth in this Article 9 shall provide the exclusive remedy for breaches of any covenant, agreement, representation or warranty set forth in this Agreement or any other agreement ancillary hereto executed pursuant to this Agreement. Notwithstanding the foregoing, each Party shall be entitled to such equitable remedies to which such Party may otherwise be entitled, including, without limitation, the ability to apply to any court of competent jurisdiction for specific performance or injunctive relief.

9.9 Other Limitations. Notwithstanding anything to the contrary contained herein, in the absence of fraud, no Party shall be liable to or otherwise responsible to any other party hereto or any Affiliate of any other Party for consequential, incidental, punitive or special damages or for diminution in value or lost profits that arise out of or relate to this Agreement or the performance or breach hereof or any liability retained or assumed hereunder or thereunder.

ARTICLE 10

MISCELLANEOUS PROVISIONS

10.1 Notice. All notices, requests, demands, and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given and made upon (i) in the case of personal delivery or delivery by facsimile, on the date of such delivery, (ii) in the case of nationally-recognized overnight courier, on the next Business Day following dispatch and (iii) in the case of mailing, on the third Business Day following such mailing if sent by certified mail, return receipt requested, postage prepaid, addressed at the address or facsimile number shown in this Section 10.1 for, or such other address as may be designated in writing hereafter by, such Party:

If to the Buyer:

McCray Lumber Company

10741 El Monte Lane

Overland Park, Kansas 66211

Fax: (913) 341-1881

Attention: Chandler McCray, President and CEO

With copies to:

Spencer Fane Britt & Browne LLP

1000 Walnut Street, Suite 1400

Kansas City, MO 64106

Telephone: (816) 292-8110

Fax: (816) 474-3216

Attention: Michael L. McCann, Esq.

If to Huttig:

Huttig Building Products Inc.

555 Maryville University Dr., Suite 240

St. Louis, MO 63141

Fax number (314)216-8793

Attention: Nick H. Varsam, Vice President – General Counsel

With copies to:

Bryan Cave LLP

One Metropolitan Square

211 North Broadway, Suite 3600

St. Louis, Missouri 63102

Telephone: (314) 259-2000

Fax: (314) 259-2020

Attention: John M. Welge, Esq.

10.2 Termination. This Agreement may be terminated at any time prior to the Closing only by:

(a) mutual written consent of Huttig and the Buyer;

(b) Huttig or the Buyer if the other Party shall have breached any material provisions of this Agreement and shall not have cured such breach within 10 days of receiving notice of such breach by the non-breaching party; or

(c) if the Closing shall not have occurred prior to September 30, 2004.

(d) In the event of any termination of this Agreement as provided in this Section 10.2, this Agreement shall forthwith become wholly void and of no further force and effect and there shall be no liability on the part of the Buyer or Huttig, except that the provisions of Sections 6.4 and 10.2 shall survive any such termination of this Agreement.

10.3 Entire Agreement. This Agreement and the Disclosure Schedule and Exhibits hereto embody the entire agreement and understanding of the parties hereto with respect to the subject matter hereof, and supersede all prior and contemporaneous agreements and understandings relative to such subject matter, including without limitation prior versions of this Agreement previously executed by the Parties..

10.4 Severability. If any provision hereof shall be held invalid or unenforceable by any court of competent jurisdiction or as a result of future legislative action, such holding or action shall be strictly construed and shall not affect the validity or effect of any other provision hereof, as long as the remaining provisions, taken together, are sufficient to carry out the overall intentions of the Parties as evidenced hereby.

10.5 Assignment; Binding Agreement. This Agreement and various rights and obligations arising hereunder shall inure to the benefit of and be binding upon the Parties hereto and their successors and permitted assigns. Neither this Agreement nor any of the rights, interests, or obligations hereunder shall be transferred, delegated, or assigned by the Parties hereto without the prior written consent of the other Party (which consent shall not be unreasonably withheld), except that the Buyer shall have the right to transfer and assign its rights hereunder to any entity which is controlled by the Buyer or by the Affiliates of the Buyer. No such assignment shall relieve the Buyer of any liability or obligation hereunder.

10.6 Counterparts. This Agreement may be executed simultaneously in multiple counterparts, and in separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

10.7 Headings; Interpretation. The article and section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. Each reference in this Agreement to an Article, Section, Schedule, or Exhibit, unless otherwise indicated, shall mean an Article or a Section of this Agreement or a Schedule or Exhibit attached to this Agreement, respectively. References herein to “days”, unless otherwise indicated, are to consecutive calendar days. All Parties have participated substantially in the negotiation and drafting of this Agreement and no ambiguity herein should be construed against the draftsman.

10.8 Governing Law. This Agreement shall be governed by, and construed in accordance with, the law of the State of Missouri applicable to contracts to be carried out wholly within such State.

10.9 Disclosure Generally. The information furnished in the Disclosure Schedule is arranged in sections corresponding to the sections contained in this Agreement, and the disclosures in any section of the Disclosure Schedule shall qualify (i) the corresponding section of this Agreement, and (ii) other sections of this Agreement to the extent (notwithstanding the absence of a specific cross-reference) it is clear from a reasonable reading of the Disclosure Schedules and such other sections of this Agreement that such disclosure is also applicable to other sections of this Agreement. The Disclosure Schedule and the information and disclosures contained in the Disclosure Schedule is intended only to qualify and limit the representations and warranties of Huttig contained in this Agreement and shall not be deemed to expand in any way the scope of any such representation, or warranties or covenants. The inclusion of any information in the Disclosure Schedule shall not be deemed to be an admission or acknowledgment that such information is material or outside the Ordinary Course.

10.10 No Third Party Beneficiaries or Other Rights. Nothing herein shall grant to or create in any Person not a party hereto, including but not limited to an employee of Huttig, the Buyer or any Affiliate of either, or any such person’s Affiliates, any right to any benefits hereunder, and no such party shall be entitled to sue either Party to this Agreement with respect thereto. The representations and warranties contained in this Agreement are made for purposes of this Agreement only and shall not be construed to confer any additional rights on the Parties under applicable state or federal or foreign securities laws.

[Signatures on following page]

IN WITNESS WHEREOF, each of the Parties hereto has caused this Agreement to be executed as of the date first above written.

“BUYER”
McCRAY LUMBER COMPANY

By:	/S/ CHANDLER MCCRAY
Name:	Chandler McCray
Title:	President

“HUTTIG”
HUTTIG BUILDING PRODUCTS, INC.

By:	/S/ JON P. VRABELY
Name:	Jon P. Vrabely
Title:	Vice President

TABLE OF SCHEDULES AND EXHIBITS

Exhibit A	List of Employees
Exhibit B	List of Facilities
Exhibit C	List of Knowledge Persons
Exhibit D	Retention Bonus Agreements
Exhibit E	Excluded Contracts and Leases
Exhibit F	List of Equipment
Exhibit G	Master Leases
Exhibit H	Wire Transfer Instructions
Exhibit I	Allocation of Purchase Price
Exhibit J	IT Transitional Services
Exhibit K	Executory Contracts
Exhibit L	Delayed Consents
Exhibit M	Form of Sublease

Disclosure Schedule

Section 3.1 – Authorizations
Section 3.3 - Ownership
Section 3.4 – Financial Statements
Section 3.5 – Absence of Certain Developments
Section 3.6 - Taxes
Section 3.7 - Litigation
Section 3.9 – Real and Personal Property Leases
Section 3.10 – Condition of Assets
Section 3.12- Contracts
Section 3.13 – Licenses and Permits
Section 3.14 – Compliance with Laws
Section 3.15 – Environmental
Section 3.16 – Labor Matters
Section 3.17 – Product Liability